Filed by Cummins Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Material Related to Your Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan

You were recently sent a mailing that outlined your opportunity to exchange Cummins stock for Atmus stock in the Cummins Retirement and Savings Plan (the RSP1). That mailing refers to the Prospectus, dated February 14, 2024 (the Prospectus) which outlines the terms of the exchange offer.

Our records indicate that you do not have online access through your regular employment at Cummins and/or have not consented to receive materials electronically. As a result, you may not be able to access the Prospectus on the Your Benefits Resources website as referenced in the prior mailing. Enclosed is a copy of the Prospectus, and further below are instructions on where you can find important additional information online at the SEC's website. Before deciding whether or not to participate in the exchange offer, please review the Prospectus along with the materials that were previously mailed to you. You can also access the Prospectus and RSP Exchange information on the Your Benefits Resources website at www.yourbenefitsresources.com/cummins.

If you have questions, please contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapiparters.com. Representatives are available Monday through Friday, from 9:00 a.m. to 8:00 p.m. ET.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the U.S. Securities and Exchange Commission (the SEC) a registration statement on Form S-4 (the Registration Statement) that includes a Prospectus. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

1 “RSP” refers to both the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees. These are the only retirement plans eligible for the exchange offer.